Life Clips, Inc. 2875 Northeast 191 Street, Suite 500 - #218 Aventura, FL 33180 USA	info@lifeclips.com +1 800-292-8991

August 15, 2022

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attn: Jason Drory, Celeste Murphy

Washington, D.C. 20549

Re:	Life Clips, Inc.
Offering Statement on Form 1-A
Post Qualification Amendment No. 1
Filed August 4, 2022
File No. 024-11514

Dear Mr. Drory and Ms. Murphy,

We have reviewed your comment letter, dated August 12, 2022, and have amended our Offering Statement on Form 1-A accordingly. Below is a detailed response numbered in accordance with your comment letter.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A filed August 4, 2022

Cover Page

1.	We note the Post-Qualification Amendment No.1 amends the offering circular originally qualified on February 9, 2022 to amend the offering price and to update certain other information in the Offering Circular. Please update your disclosure to clarify whether any sales were made at the prior offering price under your Offering Statement on Form 1-A qualified on February 9, 2022. In addition, please clarify the termination date of the offering since your prior offering statement was qualified on February 9, 2022.

Response:

We have updated our Offering Statement to state that we have previously sold 12,500,000 shares or our Common Stock. We have also clarified that the Offering will terminate 12 months from the qualification date of this Post-Qualification Amendment unless terminated earlier at the discretion of the Company or when the number of shares offered have been sold.

LCLP Post-Qualification Response
File No. 024-11514
August 15, 2022
Page 2 of 2

State Law Exemption and Purchase Restrictions, page 3

2.	We note your cover page states that you are offering “Common Stock.” However, your statement here appears to indicate that you are offering Preferred Stock. Please correct this inconsistency or otherwise advise

Response

We have updated the statement to state that we are offering Common Stock and not Preferred Stock.

General

3.	We note your audit report on page F-2 covers the balance sheet as or June 30, 2019 and 2018, and the related statements of operations, changes in shareholders’ deficit, and cash flows for the years then ended. Please revise your filing to include updated financial statements and audit report as required by Part F/S of Form 1-A. In addition, we note you appear to include only the consolidated balance sheets as of March 31, 2021 and June 30, 2021. Please revise to include both audited financial statements for the two fiscal year ends preceding your most recently completed fiscal year end and interim financial statements as required by Part F/S (b)(3)(C) of Form 1-A. Finally, we note that Part F/S of Form 1-A requires a statement of consolidated statements of comprehensive income, cash flows and stockholder equity for each of the two fiscal years preceding the date of the most recent balance sheet being filed. Please revise your filing accordingly.

Response:

We have replaced the Auditors Report with the Auditors Report dated October 13, 2021 for the Fiscal Years ended June 30, 2021 and 2020. Additionally, we have added the financial statements required Part F/S(b)(3)(C).

Should the Staff have any additional questions or comments please contact Life Clips’ counsel, Jonathan Leinwand, Esq. at (954) 903-7856 or jonathan@jdlpa.com.

Sincerely,

LIFE CLIPS INC.

By:	/s/ Robert Grinberg

Robert Grinberg, CEO